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FEB 25 2010
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SECURITIES V N

10027430

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOVELL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 LIPSCOMB DRIVE
(No. and Street)

BRENTWOOD (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM C. LOVELL, JR. (615) 373-1264
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, PLLC
(Name - *if individual, state last, first, middle name*)

1600 DIVISION STREET, SUITE 225, NASHVILLE, TENNESSEE 37203
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/3

OATH OR AFFIRMATION

I, WILLIAM C. LOVELL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOVELL INCORPORATED, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CATHERINE E. HUTTO STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

William C Lovell
Signature

President
Title

Catherine E Hutto
Notary Public expires July 8, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOVELL INCORPORATED

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
1600 Division Street – Suite 225
Nashville, Tennessee 37203
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Lovell Incorporated
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Lovell Incorporated (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Lovell Incorporated for the year ended December 31, 2008, were audited by other auditors whose report, dated February 10, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lovell Incorporated as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2009, data included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole. The December 31, 2008, data included in the supplementary information was subjected to the auditing procedures applied in the 2008 audit of the basic financial statements by other auditors whose report on such information stated that it is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Decosimo and Company, PLLC
Nashville, Tennessee
February 23, 2010

LOVELL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 6,615	$ 9,112
Commissions receivable	1,526	2,448
Receivable - clearing deposit	10,000	10,000
	18,141	21,560
FURNITURE AND EQUIPMENT	8,989	8,989
Less accumulated depreciation	8,989	8,848
	-	141
TOTAL ASSETS	$ 18,141	$ 21,701
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 502	$ 523
Accrued franchise taxes	100	100
	602	623
STOCKHOLDER'S EQUITY		
Common stock, no par value - 100,000 shares authorized; 12,000 shares issued	12,000	12,000
Additional paid-in capital	-	2,500
Retained earnings	5,539	6,578
	17,539	21,078
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,141	$ 21,701

The accompanying notes are an integral part of the financial statements.

LOVELL INCORPORATED

STATEMENTS OF OPERATIONS

Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions -		
Over-the-counter equity securities and other markets	$ 18,947	$ 32,450
Mutual funds	5,874	13,933
	24,821	46,383
Interest income	49	934
Other	704	714
	25,574	48,031
OPERATING EXPENSES		
Officer salary	7,000	30,100
Other salary and employee costs	630	2,399
Professional fees	3,000	3,650
Occupancy, office and other expenses	4,502	5,235
Clearing costs	5,587	9,206
Regulatory fees, licenses, etc.	565	705
Fidelity bond	554	554
Research	1,242	804
Quotations	2,859	3,119
Depreciation	141	276
Other taxes	533	1,013
	26,613	57,061
NET LOSS	$ (1,039)	$ (9,030)

The accompanying notes are an integral part of the financial statements.

LOVELL INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE - December 31, 2007	$ 12,000	$ 48,000	$ 15,608	$ 75,608
Withdrawal by stockholder		(45,500)		(45,500)
Net loss			(9,030)	(9,030)
BALANCE - December 31, 2008	12,000	2,500	6,578	21,078
Withdrawal by stockholder		(2,500)		(2,500)
Net loss			(1,039)	(1,039)
BALANCE - December 31, 2009	**$ 12,000**	**$ -**	**$ 5,539**	**$ 17,539**

The accompanying notes are an integral part of the financial statements.

LOVELL INCORPORATED

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING ACTIVITIES		
Net loss	$ (1,039)	$ (9,030)
Adjustments to reconcile net loss to net cash flows from operating activities -		
Depreciation	141	276
Changes in operating assets and liabilities -		
Commissions receivable	922	1,839
Accounts payable	(21)	(15)
Accrued franchise taxes	-	(25)
Net cash flows from operating activities	3	(6,955)
FINANCING ACTIVITIES		
Withdrawal by stockholder	(2,500)	(45,500)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,497)	(52,455)
CASH AND CASH EQUIVALENTS - beginning of year	9,112	61,567
CASH AND CASH EQUIVALENTS - end of year	$ 6,615	$ 9,112

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Lovell Incorporated was organized on March 27, 1989, to perform various broker-dealer functions within the securities industry. Operations commenced in September 1989.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed statement of financial condition amounts due to outstanding checks.

COMMISSIONS RECEIVABLE - Commissions receivable are deemed to be fully collectible by management and no reserve is considered necessary.

FURNITURE AND EQUIPMENT - Furniture and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets of three to seven years.

REVENUE RECOGNITION - The Company recognizes revenue when earned, if the earnings process has been substantially completed and revenues are reasonably assured of being collected. The related costs of management fees, if any, are also accrued at that time.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. The stockholder is personally liable for the Company's federal taxable income; therefore, no provision or liability for federal income taxes is reflected in these financial statements. The Company is a taxable entity for state purposes.

Effective January 1, 2009, the Company adopted the Financial Accounting Standards Board's new interpretation, *Accounting for Uncertainty in Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of this interpretation did not have a material effect on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the amount of the position that will ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the positions will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

The Company files income tax returns in U.S. federal jurisdiction, and in Tennessee jurisdiction. Generally, the Company is no longer subject to income tax examinations by tax authorities for years before 2006.

Interest and penalties associated with unrecognized tax benefits, if any, are classified as additional income taxes in the year recognized.

No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements. The stockholder is individually responsible for reporting income or loss, to the extent required by the federal income tax laws and regulations, based upon the Company's income and expense as reported for income tax purposes.

SUBSEQUENT EVENTS - For the year ended December 31, 2009, the Company has evaluated subsequent events for potential recognition and disclosure through February 23, 2010, the date the financial statements were available to be issued.

NOTE 2 - COMMISSIONS RECEIVABLE

Commissions receivable consist of the following:

	2009	2008
Receivable from clearing company	$ **623**	$ 1,153
Receivable from 12B-1 transactions	**903**	1,295
	$ **1,526**	$ 2,448

NOTE 3 - INCOME TAXES

The Company is organized as an S corporation for federal income tax purposes, and the shareholder is liable for the Company's federal taxable income. Therefore, no provision for federal income taxes is reflected in these financial statements. The effective state rate of taxation is six and one-half percent.

As of December 31, 2009, the Company had accumulated loss carryforwards for state income tax purposes generating a deferred tax asset of approximately $1,400. The loss carryforwards expire the year ended December 31, 2022. A valuation allowance of the full amount has been recognized due to the likelihood that the benefits may expire before being realized in the tax returns of future years.

NOTE 4 - CONCENTRATIONS

The Company maintains its clearing deposit account with and receives a substantial amount of commission revenues from a single clearing broker.

NOTE 5 - FOCUS REPORT, Part II A

During the year ended December 31, 2008, the Company reduced its capital requirement from $50,000 to $5,000. This change was accepted by the Financial Industry Regulatory Authority (FINRA). Pursuant to this change, the Company returned additional paid in capital totaling $2,500 during the year ended December 31, 2009 and $45,500 during the year ended December 31, 2008, to the sole stockholder.

The accompanying financial statements have been reconciled to the FOCUS report, Part II A filed by the Company for the year ended December 31, 2009. Net capital reported was $16,629. The aggregate indebtedness ratio as of December 31, 2009, is .036202 to one. For the year ended December 31, 2008, net capital originally reported was adjusted to $19,535 after an adjustment totaling $145 was made to reflect the provision for state franchise tax. The aggregate indebtedness ratio as of December 31, 2008, was .0391891 to one.

The FOCUS report did not include a computation for determination of reserve requirements under Rule 15c3-1 as the Company is exempt under provisions of Rule 15c-3(k)(2)A.

NOTE 6 - LEASES AND RELATED PARTY TRANSACTION

The Company terminated a lease for office space effective August 2006. Since that time, the operations of the Company have been conducted at a location owned by the sole stockholder. The Company does not pay any rent for use of the facility. The Company has incurred rent expense to a third party for a small storage facility of $1,560 for the years ended December 31, 2009 and 2008, respectively. The terms of the lease are month to month with no minimum commitment for future rentals.

NOTE 7 - RETIREMENT PLAN

The Company makes discretionary contributions on the behalf of its sole employee to a SEP-IRA retirement plan. There were no contributions to the plan for the years ended December 31, 2009 and 2008.

SUPPLEMENTARY INFORMATION

LOVELL INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2009 and 2008

	2009	2008
Net capital		
Total stockholder's equity qualified for net capital	$ 17,539	$ 21,078
Deductions and/or charges -		
Accounts receivable from 12B-1 transactions	903	1,295
Haircut - money market funds	7	107
Furniture and equipment, net	-	141
	910	1,543
Net capital	$ 16,629	$ 19,535
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 11,629	$ 14,535
Excess net capital at 1,000% (Net capital less 10% aggregate indebtedness)	$ 16,568	$ 19,472
Aggregate indebtedness		
Accounts payable	$ 502	$ 523
Accrued franchise taxes	100	100
Aggregate indebtedness	$ 602	$ 623
Ratio of aggregate indebtedness to net capital	0.036202	0.031891

Reconciliation with Company's Computation of Net Capital with Audited Computation December 31, 2009

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2009	$ 16,629
Audit adjustments	-
Net capital, per above calculation	$ 16,629

LOVELL INCORPORATED

REPORT ON INTERNAL CONTROL MATTERS IDENTIFIED DURING THE AUDIT OF FINANCIAL STATEMENTS

December 31, 2009

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
1600 Division Street – Suite 225
Nashville, Tennessee 37203
www.decosimo.com

To the Board of Directors

Lovell Incorporated

Brentwood, Tennessee

In planning and performing our audit of the financial statements of Lovell Incorporated (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Lovell Incorporated's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activity for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis..

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Decosimo and Company, PLLC

Nashville, Tennessee

February 23, 2010

LOVELL INCORPORATED

FINANCIAL STATEMENTS

December 31, 2009

Filed as PUBLIC information pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934.